SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

QTS Realty Trust, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

74736A 103

(CUSIP Number)

Shirley E. Goza

General Counsel

QTS Realty Trust, Inc.

12851 Foster Street

Overland Park, Kansas 66213

(913) 312-5503

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Chad L. Williams
(2)	Check the appropriate box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person With	(7)	Sole voting power 7,065,786*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,065,786*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,065,786*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 13.0**%
(14)	Type of reporting person IN

*Consists of: (A) an aggregate of 172,774 shares of Class A common stock, $0.01 par value per share (“Class A common stock”), (B) 133,000 shares of Class B common stock, $0.01 par value per share (“Class B common stock”), which are redeemable for a maximum of 133,000 shares of Class A common stock, (C) an aggregate of 6,517,000 Class A units of QualityTech, LP, (“the Operating Partnership”), which are redeemable for a maximum of 6,517,000 shares of Class A common stock, (D) 45,897 options to purchase Class A common stock, which are exercisable for a maximum of 45,897 shares of Class A common stock and (E) 197,115 Class A units of the Operating Partnership, which may be received upon conversion of Class O LTIP units of the Operating Partnership and may be redeemed for a maximum of 197,115 shares of Class A common stock.

** Assumes a total of 47,606,746 shares of Class A common stock are outstanding, as increased by the right to acquire additional Class A common stock as described herein.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, $0.01 par value per share (the “Class A common stock”), of QTS Realty Trust, Inc., a Maryland corporation (the “Issuer”), and is being filed to amend the Schedule 13D filed with the Securities and Exchange Commission on October 25, 2013. The Issuer is the general partner of the Operating Partnership. As disclosed in more detail in Item 5 below, Chad L. Williams (the “Reporting Person”), currently owns (A) an aggregate of 172,774 shares of Class A common stock, (B) 133,000 shares of Class B common stock, which are redeemable for a maximum of 133,000 shares of Class A common stock, (C) an aggregate of 6,517,000 Class A units of the Operating Partnership, which are redeemable for a maximum of 6,517,000 shares of Class A common stock, (D) 45,897 options to purchase Class A common stock, which are exercisable for a maximum of 45,897 shares of Class A common stock and (E) 197,115 Class A units of the Operating Partnership, which may be received upon conversion of Class O LTIP units of the Operating Partnership and may be redeemed for a maximum of 197,115 shares of Class A common stock. Pursuant to the terms of the Class A Units, on November 1, 2014, which is one year following the beginning of the first full calendar month following the closing of the Issuer’s initial public offering (the “IPO”), the Reporting Person may redeem the Class A units for cash or, at the Issuer’s election, shares of the Issuer’s Class A common stock. In addition, pursuant to the terms of the Class O LTIP units, when vested, the Class O LTIP units are convertible by the holder into Class A units of the Operating Partnership on the terms set forth in the partnership agreement of the Operating Partnership. Pursuant to the Issuer’s Articles of Amendment and Restatement, the Class B common stock automatically convert into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and replaced in its entirety with the following:

(a) As of the date of this report, the Reporting Person is deemed to beneficially own an aggregate of 7,065,786 shares of Class A common stock. As noted above, the shares of Class A common stock the Reporting Person is deemed to beneficially own is based upon the Reporting Person’s beneficial ownership of 172,774 shares of Class A common stock, 133,000 shares of Class B common stock (which are currently redeemable for a maximum of 133,000 shares of Class A common stock), 6,517,000 Class A units of the Operating Partnership (which became redeemable on November 1, 2014 and may be redeemed by the Reporting Person for cash or, at the Issuer’s election, shares of the Issuer’s Class A common stock), 45,897 options to purchase Class A common stock (which are exercisable for a maximum of 45,897 shares of Class A common stock) and 197,115 Class A units of the Operating Partnership (which may be received upon conversion of Class O LTIP units of the Operating Partnership and may be redeemed for a maximum of 197,115 shares of Class A common stock).

The Reporting Person’s holdings represent approximately 13.0% of the outstanding class of Class A common stock, based upon a total of 47,606,746 shares of Class A common stock outstanding, as increased by the right to acquire additional Class A common stock as described herein.

(b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 7,065,786
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 7,065,786
iv.	Shared power to dispose or to direct the disposition of: 0

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by inserting the following paragraph at the end thereof:

Lock-up Agreement

Pursuant to a Lock-Up Agreement which was entered into by the Reporting Person and the underwriters in connection with an underwritten public offering of Class A common stock by the Issuer, the Reporting Person agreed not to dispose of the shares of Class A common stock held by the Reporting Person for a period of 45 days following the pricing of the public offering, which occurred on March 28, 2016, without the prior written consent of the representatives of the underwriters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Chad L. Williams Lock-Up Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated: April 5, 2016

/s/ Chad L. Williams
Chad L. Williams

Exhibit A

March 28, 2016

Merrill Lynch, Pierce, Fenner & Smith

          Incorporated
J.P. Morgan Securities LLC

Stifel, Nicolaus & Company, Incorporated

As Representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith

                Incorporated
One Bryant Park
New York, New York 10036

c/o J.P. Morgan Securities LLC

383 Madison Avenue
New York, New York 10179

c/o Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue

New York, New York 10019

RE:	QTS Realty Trust, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of shares of common stock, par value $.01 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares. The Company proposes to conduct a public offering of Shares (the “Offering”) for which Merrill Lynch, Piece, Fenner & Smith Incorporated (“Merrill”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Stifel, Nicolaus & Company, Incorporated (“Stifel, and together with Merrill and J.P. Morgan, the “Representatives”) will act as the representatives of the underwriters. The undersigned recognizes that the Offering will benefit each of the Company and the undersigned. The undersigned acknowledges that the underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and in entering into an underwriting agreement (the “Underwriting Agreement”) and other underwriting arrangements with the Company with respect to the Offering.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not, without the prior written consent of the Representatives, which may withhold their consent in their sole discretion:

•	Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned,

•	enter into any Swap,

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

The foregoing will not apply to (A) the registration of the offer and sale of the Shares, and the sale of the Shares to the underwriters, in each case as contemplated by the Underwriting Agreement, (B) the sale of Shares acquired in open market transactions by the undersigned after completion of the Offering; provided that no public disclosure or filing of such sale under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period, (C) the conversion of Class RS LTIP Units or Class O LTIP units pursuant to the Fifth Amended and Restated Agreement of Limited Partnership of the Operating Partnership or (D) the forfeiture of Shares or Related Securities to the Company in satisfaction of withholding tax obligations; provided that if the undersigned is required to file a report under the Exchange Act reporting a reduction in beneficial ownership of Shares or Related Securities during the Lock-up Period relating to such forfeiture of Shares or Related Securities to the Company by the undersigned in satisfaction of withholding tax obligations, the undersigned shall include a statement in such report to the effect that the filing relates to the satisfaction of withholding tax obligations of the undersigned in connection with the exercise of options to purchase Shares or Related Securities the vesting of Shares of Related Securities. In addition, the foregoing restrictions shall not apply to not-for value transfers of Shares or Related Securities (i) by gift, (ii) by will or intestate succession, (iii) to a Family Member, to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member or to any partnership or limited liability company the partners or members of which consist of the undersigned and/or one or more of the undersigned’s Family Members, (iv) as a charitable contribution or (v) if the undersigned is a corporation, partnership or limited liability company, to any direct or indirect affiliate, general or limited partner, member or shareholder or to any investment fund, trust or other business entity controlled, managed by or under common control or management with the undersigned or to the partners, members, stockholders or affiliates of such entity or to a charitable trust or family trust; provided, however, that in the case of clauses (i) through (v), it shall be a condition to such transfer that:

•	each transferee executes and delivers to Merrill, J.P. Morgan and Stifel an agreement in form and substance reasonably satisfactory to Merrill, J.P. Morgan and Stifel stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and

•	prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer other than a filing on Form 5 made when required or Form 4, if required, in connection with the transfer to the subsidiary, partners, members or stockholders of such entity.

The foregoing will not apply to (i) the establishment of a 10b5-1 trading plan or the modification of an existing 10b5-1 trading plan during the Lock-up Period; provided that (a) no transactions thereunder may be made until after the expiration of the Lock-up Period and (b) no public disclosure of such plan modification under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period or (ii) any third-party pledge in a bona fide transaction as collateral to secure the obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the undersigned and its affiliates; provided that no public disclosure or filing of such third-party pledge under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period; provided, that any such pledgee or other party shall, upon foreclosure on the pledged Shares, executes and delivers to Merrill, J.P. Morgan and Stifel an agreement in form and substance reasonably satisfactory to Merrill, J.P. Morgan and Stifel stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and except in compliance with the foregoing restrictions.

Notwithstanding any other provision contained herein, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of Shares or Related Securities pursuant to a tender offer for securities of the Company or other transaction, including without limitation, a merger, consolidation, or other business combination, involving a change of control of the Company (including, without limitation, entering into any lock-up agreement, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Shares or Related Securities in connection with any such transaction, or vote any Shares in favor of such transaction), provided that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any Shares or Related Securities subject to this agreement shall remain subject to the restrictions herein. “Change of control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d- 3 and 13d-5 of the Exchange Act) of more than 50% of the voting capital stock of the Company.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of the offer and sale of any Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

The undersigned confirms that the undersigned has not directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not directly or indirectly, any such action.

Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors. The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. Notwithstanding anything herein to the contrary, if (i) the closing of the Offering has not occurred prior to April 15, 2016, (ii) prior to the execution of the Underwriting Agreement, the Company earlier notifies the Representatives in writing that it does not intend to proceed with the Offering, or (iii) the Underwriting Agreement (other than any provision thereof which is expressed to survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, this Lock-Up Agreement shall be of no further force or effect and the undersigned shall be released from all obligations hereunder.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

/s/ Chad L. Williams
Signature

Chad L. Williams
Printed Name of Person Signing

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•	“Family Member” shall mean any individual related to the undersigned by blood, marriage or adoption, not more remote than first cousin.

•	“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 45 days after the date of the Prospectus (as defined in the Underwriting Agreement).

•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•	“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares (including, without limitation, the OP Units (as defined in the Underwriting Agreement)).

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, grant any option to purchase, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•	“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.